                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.1)*

                       THE MANAGEMENT NETWORK GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    561693102
                              (former CUSIP Number)
                                    561693201
                                (new CUSIP Number)


                                 December 31, 2009
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[_]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  561693102

--------- ----------------------------------------------------------------------
   1      Name of Reporting Persons.
          I.R.S. Identification Nos. of above person (entities only)

          Riley Investment Management LLC
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)  [   ]
                                                                      (b)  [ X ]

--------- ----------------------------------------------------------------------
   3      SEC Use Only


--------- ----------------------------------------------------------------------
   4      Citizenship or Place of Organization

          Delaware
---------------------- ------ --------------------------------------------------
      Number of          5    Sole Voting Power

       Shares                 290,820(1)
                       ------ --------------------------------------------------
    Beneficially         6    Shared Voting Power

      Owned by                0
                       ------ --------------------------------------------------
        Each             7    Sole Dispositive Power

      Reporting               290,820(1)
                       ------ --------------------------------------------------
       Person            8    Shared Dispositive Power

        With                  0
--------- ----------------------------------------------------------------------
   9      Aggregate Amount Beneficially Owned by Each Reporting Person

          290,820(1)
--------- ----------------------------------------------------------------------
   10 Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                             [_]

--------- ----------------------------------------------------------------------
   11     Percent of Class Represented by Amount in Row (9)

          4.1%(2)
--------- ----------------------------------------------------------------------
   12     Type Of Reporting Person (See Instructions)

          IA
--------- ----------------------------------------------------------------------

______________
(1) Because Riley Investment Management LLC has sole investment and voting power over 290,820 shares of common stock held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(2) Based on 35,141,884 shares of common stock of The Management Network Group, Inc. (the "Issuer") outstanding on November 13, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended October 3, 2009, filed with the Securities and Exchange Commission on November 17, 2009, adjusted by the 1-for-5 reverse stock split announced by the Issuer in its Form 8-K dated February 5, 2010, filed with the Securities and Exchange Commission on February 5, 2010.

CUSIP No.  561693102

--------- ----------------------------------------------------------------------
   1      Name of Reporting Persons.
          I.R.S. Identification Nos. of above person (entities only)

          Bryant Riley
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)  [ ]
                                                                      (b)  [X]

--------- ----------------------------------------------------------------------
   3      SEC Use Only


--------- ----------------------------------------------------------------------
   4      Citizenship or Place of Organization

          United States
---------------------- ------ --------------------------------------------------
      Number of          5    Sole Voting Power

       Shares                 290,820(3)
                       ------ --------------------------------------------------
    Beneficially         6    Shared Voting Power

      Owned by                0
                       ------ --------------------------------------------------
        Each             7    Sole Dispositive Power

      Reporting               290,820 (3)
                       ------ --------------------------------------------------
       Person            8    Shared Dispositive Power

        With                  0
--------- ----------------------------------------------------------------------
   9      Aggregate Amount Beneficially Owned by Each Reporting Person

          290,820 (3)
--------- ----------------------------------------------------------------------
   10 Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                             [_]

--------- ----------------------------------------------------------------------
   11     Percent of Class Represented by Amount in Row (9)

          4.1% (2),(3)
--------- ----------------------------------------------------------------------
   12     Type Of Reporting Person (See Instructions)

          IN
--------- ----------------------------------------------------------------------

__________________
(3) Because Riley Investment Management LLC has sole voting and investment power over security holdings of certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 290,820 shares of common stock held in investment advisory accounts of Riley Investment Management LLC.

CUSIP No.  561693102

ITEM 1.

(a)  Name of Issuer
         The Management Network Group, Inc.

(b)  Address of Issuer's Principal Executive Offices
         7300 College Blvd., Suite 302
         Overland Park, KS  66210

ITEM 2.

     1. Riley Investment Management LLC (Delaware limited liability company) Bryant Riley (individual residing in California)

(b)  Address of Principal Business Office or, if none, Residence
     1.  11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

 (c) Citizenship
         United States

(d) Title of Class of Securities
         Common Stock

(e) CUSIP Number
         561693102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]  Broker or dealer registered under section 15 of the Act
         (15 U.S.C. 78o).

(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

CUSIP No.  561693102

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For each Reporting Person:

(a) Amount beneficially owned: Please see Line 9 on the cover sheet for each reporting person (including footnotes thereto).

(b) Percent of class: Please see Line 11 on the cover sheet for each reporting person (including footnotes thereto).

(c) Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote: Please see Line 5 on the cover sheet for each reporting person (including footnotes thereto).

         (ii) Shared power to vote or to direct the vote: Please see Line 6 on the cover sheet for each reporting person (including footnotes thereto).

         (iii) Sole power to dispose or to direct the disposition of: Please see Line 7 on the cover sheet for each reporting person (including footnotes thereto).

         (iv) Shared power to dispose or to direct the disposition of: Please see Line 8 on the cover sheet for each reporting person (including footnotes thereto).

CUSIP No.  561693102

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable

ITEM 10. CERTIFICATION

(b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  561693102

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2010

                                       Riley Investment Management, LLC


                                       By: /s/ Bryant R. Riley
                                           -------------------------------------
                                           Bryant R. Riley, Managing Member


                                       By: /s/ Bryant R. Riley
                                           -------------------------------------
                                            Bryant R. Riley